■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

SEPTEMBER 13, 2007

EXECUTIVE SUMMARY

Domestic equity prices were buffeted by a series of positive and negative events in August, but ended the month in positive territory after a strong rally in the final two weeks. The Fed's lowering of the discount rate on August 17th raised confidence that the central bank was prepared to act to calm financial markets and prevent a severe financial crisis. September 18th, the date of the next FOMC meeting, will provide additional insight regarding the Fed's intentions and markets expect that the federal funds rate will be cut. Fixed income portfolio strategies continue to focus on high quality securities that have the potential to outperform as the yield curve continues to steepen. The second estimate of U.S. 2Q07 real GDP growth was a higher-than-expected +4.0 percent, which encompassed upward revisions in four out of six major subcomponents. Due to ongoing concerns in the housing market, we have trimmed our second half GDP growth rate to +2.5 percent from +2.9 percent, which will result in +2.0 percent growth for all of 2007. Ample liquidity, strong growth in developing countries and support from the Federal Reserve seem likely to prevent a severe economic contraction from occurring in 2008, even though credit markets will continue to experience stress. Our judgment is that the U.S. equity market, with valuations well below those of prior financial crises, continues to hold attraction. Sector strategies continue to concentrate on dynamic growth companies in the technology, capital investment, health care and energy-related groups.

CURRENT CONDITIONS: economic slowdown could be extended

U.S. stock market indices recovered in the second half of August to finish the month with modest gains, as the Federal Reserve began to address credit-induced liquidity concerns by lowering the discount rate by 50 basis points on August 17th. From its trough on August 15th, the S&P 500 Index rebounded +4.8 percent by month end. Taxable fixed income securities, particularly U.S. Treasuries, posted solid returns, while high grade municipals had small losses. A summary of major index returns is shown below, and additional detail is provided in Exhibit A.

Total Returns to 08/31/07

	1 Mo.	3 Mos.	8 Mos.	12 Mos.
Large Cap				
S&P 500 Index	1.5%	-3.3%	5.2%	15.1%
Dow Jones Ind'l Avg.	1.4	-1.5	8.8	20.0
Russell 1000 Index	1.4	-3.7	5.3	15.3
Small/Medium Cap				
NASDAQ OTC Comp.*	2.0	-0.3	7.5	18.9
S&P MidCap Index	0.9	-5.5	8.1	16.5
Russell 2000 Index	2.3	-6.1	1.4	11.4
Fixed Income				
Lehman Agg. Index	1.2	1.8	3.1	5.3
Lehman Muni Bond Ind.	-0.4	-0.2	0.5	2.3

*price only

Large cap and small cap stocks outperformed mid caps in the month and, as shown in the following table, growth stocks outpaced value stocks across all market capitalization sizes, extending the favorable period for the growth style (see Exhibit B).

Growth and Value Stock Total Returns to 08/31/07

	1 Mo.	3 Mos.	8 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	1.6%	-1.5%	8.2%	17.7%
Russell 1000 Value	1.1	-5.8	2.5	12.9
Mid Cap				
Russell Midcap Growth	0.5	-3.4	9.1	19.3
Russell Midcap Value	-0.3	-8.6	2.3	12.4
Small Cap				
Russell 2000 Growth	2.5	-3.4	6.3	16.4
Russell 2000 Value	2.0	-8.9	-3.1	6.6

Regarding industry sector performance within the broad Russell 3000 Index, only 7 out of 18 sectors outperformed in August, compared to 9 in July. However, their collective weight increased to 57.2 percent from 45.4 percent, as two large groups, health technology (9.2 percent index weight) and finance (19.7 percent), joined the ranks of the outperformers. Year-to-date, among sectors of size, the best-performing groups have been electronic technology, producer manufacturing and energy minerals, all sectors that have been emphasized in Sit Investment Associates' client portfolios. Full details of sector performance are outlined in Exhibit C.

Nearly all global equity markets had negative returns in August, with the greatest weakness in the Asia/Pacific region, where New Zealand was down -12.8 percent, Malaysia was down -8.8 percent, and Indonesia and the Philippines declined -7.2 percent, each on a U.S. dollar return basis. Finland, up +5.0 percent, was the strongest market last month, followed by the U.S., up +1.2 percent. The latter gain enabled the U.S. market to move up three positions to rank 26th out of 33 countries year to date (see Exhibit D). Latin America remained the strongest region for the year, up +23.3 percent.

The Federal Reserve's U.S. trade-weighted major currencies dollar index, on average, was unchanged in August from July. However, from month-end to month-end, the dollar actually strengthened against all major currencies, except the Canadian dollar and the Japanese yen (see Exhibit E). Thus far in early September, the dollar has fallen sharply, as a weak August U.S. employment report raised recession concerns, adding pressure for reductions in U.S. interest rates, which led to broad selling of the greenback.

Turning to the U.S. economy, second quarter real GDP grew at a +4.0 percent annual rate in the second quarter, up from the initial estimate of +3.4 percent, the fastest pace since 1Q06 (+4.8 percent). A narrower net export deficit, more robust business outlays, slightly stronger inventory investment and consumer spending more than offset marginally weaker residential investment and government spending to boost overall GDP by more than half a percent. Details of the revisions are shown in the following table.

Dollars (Bil) of Real GDP Change

	4Q06 Rev.	1Q07 Rev.	2Q07 1st Est.	2Q07 2nd Est.
Personal Con. Expenditures	$77.4	$74.5	$25.7	$29.5
Nonresid. Fixed Invs.	-4.6	6.9	25.9	35.2
Residential Invs.	-25.6	-23.1	-12.1	-15.3
Inventory Change	-36.5	-17.3	3.5	5.3
Net Exports	36.5	-14.8	34.3	41.0
Government	17.0	-2.5	20.9	20.0
Residual	-5.4	-6.6	-2.9	-4.5
Total	$58.8	$17.1	$95.3	$111.2
% Change in Real GDP (ann.)	2.1%	0.6%	3.4%	4.0%
% Change in Real Final Sales (ann.)	3.5%	1.3%	3.2%	3.7%
% Change in GDP Deflator (ann.)	1.7%	4.2%	2.7%	2.7%

To provide further detail, the table on the following page itemizes the first and second quarter GDP growth figures by major subcomponents showing the contribution each made to the quarters' overall growth rates. To illustrate broader trends over the past three and one half years, Exhibit F shows the tracking of these major sectors using year-over-year change calculations, a procedure that smoothes out the quarterly data and clarifies the distinct cyclicality which some of the sectors possess.

Contributions to Percent Change In U.S. Real GDP

	1Q07 Rev.	2Q07 1st Est.	2Q07 2nd Est.
Personal Cons. Exps.	2.56%	0.89%	1.03%
Nonresid. Fixed Invs.	0.22	0.83	1.12
Residential Invs.	-0.93	-0.49	-0.61
Inventory Change	-0.65	0.15	0.21
Net Exports	-0.51	1.18	1.42
Government	-0.09	0.82	0.79
Total GDP Growth	0.60%	3.38%	3.95%

With respect to the current quarter, recent data show the economy slowing somewhat after the robust second quarter with a key factor in the outlook being the consumer. Consumer spending maintained some momentum as the economy began the third quarter and should be strong enough to sustain moderate overall third quarter GDP growth, but later in the year the recent employment data have been worrisome and consumer confidence has shown signs of waning.

With respect to employment, August nonfarm payrolls unexpectedly fell -4,000, the first decline in four years, and the previous two months' job gains were revised downward by a cumulative -81,000. Manufacturing, construction and government led the drop in payrolls. Factory jobs fell -46,000, the most since July 2003, while payrolls at builders declined -22,000 and government jobs decreased -28,000. The unemployment rate held at 4.6 percent, as nearly 600,000 people left the workforce. An econometric model by International Strategy & Investment forecasts that employment will continue to weaken (see Exhibit G).

Consumer confidence saw its largest decline in August since Hurricane Katrina two years ago, as lower home values left Americans feeling less wealthy. The August Conference Board index of confidence declined to 105.0 from 111.9 in July. The Board's measure of present conditions fell to 130.3 in August from 138.3 in July, and the gauge of expectations for the next six months dropped to 88.2 from 94.4. The Conference Board's index tends to be more influenced than other sentiment gauges by consumer attitudes about the state of the labor market.

Consumer Income and Spending Year-Over-Year Percent Change

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2005	June	6.4%	5.1%	6.7%	4.2%
	Sept.	6.8	5.8	6.7	2.7
	Dec.	3.4	2.1	5.8	2.7
2006	Mar.	7.0	6.2	6.3	3.3
	June	6.7	6.0	6.1	2.5
	Sept.	5.8	5.1	5.1	3.0
	Dec.	6.1	5.2	5.7	3.3
2007	Jan.	5.8	5.2	5.6	**3.4**
	Feb.	6.3	5.8	5.6	**3.2**
	Mar.	6.8	6.3	5.6	**3.0**
	Apr.	6.3	5.7	5.4	**3.0**
	May	6.5	5.9	5.4	**3.0**
	June	6.1	5.5	5.2	**2.8**
	July	6.6	6.0	4.7	**2.5**

Despite the negative job and confidence factors, which are likely to impact the future, July personal income increased a stronger-than-expected +0.5 percent, supported by a similar gain in wage

and salary income. July nominal consumer spending grew +0.4 percent, also exceeding forecasts and real personal consumption increased +0.3 percent. Spending on durable goods increased +0.5 percent after falling -1.8 percent in June and nondurable goods spending rose +0.4 percent compared to a +0.1 percent increase the prior month.

Based on the strong July spending data, our sensitivity analysis leads us to conclude that real consumer spending growth for the third quarter of 2007 will accelerate to roughly +2.5 percent from +1.4 percent in 2Q07. Specifically, if consumer spending advances +0.3 percent per month in August and September, 3Q07 annualized PCE would increase +2.6 percent. If this rate of growth is achieved, total GDP should expand at a moderate pace in the third quarter.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.2%)	Annual. Qtrly Change	Case 2 Index (+0.3%)	Annual. Qtrly Change
Dec. 2007 Proj.	8356.57	2.4%	8398.35	3.7%
Nov. 2007 Proj.	8339.89		8373.23	
Oct. 2007 Proj.	8323.24		8348.19	
Sept. 2007 Proj.	8306.63	2.2%	8323.22	2.6%
Aug. 2007 Proj.	8290.05		8298.32	
July 2007 Act.	8273.50		8273.50	
June 2007 Act.	8248.30	1.4%	8248.30	1.4%
May 2007 Act.	8247.00		8247.00	
Apr. 2007 Act.	8240.10		8240.10	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

With respect to other sectors of the economy, recent measures of industrial activity remain reasonably healthy. The August Institute for Supply Management's (ISM) index of manufacturing business eased to 52.9 from 53.8 in July (see Exhibit H). Although the new orders index fell to 55.3 in August from 57.5 in July, production rose to 56.1 from 55.6 and employment strengthened to 51.3 from 50.2. ISM added that "The past relationship between the PMI and the overall economy indicates that the PMI average for January through August (53.1) corresponds to a 3.5 percent increase in real gross domestic product (GDP) annually."

July durable goods orders advanced +6.0 percent, suggesting business spending remains a bright spot in an economy hobbled by a housing recession. Gains in manufacturing, spurred by lean inventories and increased export demand, will help to keep the economy growing in the face of the credit crunch.

On the negative side, the housing sector remains decidedly weak. July housing starts declined -6.1 percent to a 1.381 million unit annual rate, which is the lowest since January 1997 (1.355 million). Also, July building permits, a leading indicator of housing activity, declined -2.8 percent to 1.373 million and are off -39 percent from their peak in September 2005 (2.263 million). Conversely, July new home sales unexpectedly rose +2.8 percent to an 870,000 annual rate and June sales were revised upward to 846,000 (previously 834,000). In addition, the median home price was up +0.6 percent to $239,500 and the inventory of unsold homes eased for the fourth consecutive month, dropping to 7.5 months from 7.7 months in June. It appears that the combination of a temporary decline in mortgage rates and aggressive pricing is helping to stabilize sales, as

builders try to bring down the inventory of unsold homes. Importantly, in terms of the direct impact of the housing sector on economic growth, it continues to be sequentially less of a drag. Residential investment subtracted -0.93 percentage points in 1Q07, but only -0.61 percentage points in 2Q07.

With respect to pricing trends, general price inflation remained mostly tame in July (see Exhibit I). The headline July Producer Price Index increased +0.6 percent, after declining -0.2 percent in June, as energy prices surged. Core PPI rose only +0.1 percent, following a +0.3 percent gain in June.

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2006	6.2%	6.2%	4.3%	2.6%
September 2006	0.0	3.1	2.1	2.9
October 2006	-3.3	0.3	1.3	2.7
November 2006	-4.7	-1.0	2.0	2.6
December 2006	-2.2	-1.1	2.5	2.6
January 2007	1.2	-1.1	2.1	**2.7**
February 2007	4.0	-0.4	2.4	**2.7**
March 2007	7.0	2.4	**2.8**	**2.5**
April 2007	8.4	4.8	**2.6**	**2.3**
May 2007	8.7	6.4	**2.7**	**2.2**
June 2007	5.8	6.5	**2.7**	**2.2**
July 2007	3.1	5.8	**2.4**	**2.2**

The July Consumer Price Index rose +0.1 percent compared to a +0.2 percent increase in June. The overall CPI has risen +2.4 percent over the past twelve months, a deceleration from June's +2.7 percent year-over-year pace. Core prices advanced +0.2 percent for the second consecutive month, which resulted in a 12-month gain of +2.2 percent, the same as in May and June. Recent trends in the CPI, including core CPI, are shown in the adjacent table.

Looking at the U.S. economy from a broader perspective, some observers are now calling it a "mid cycle" slowdown. However, as we illustrate in Exhibit F, the economy already has been slowing since 2004, led by the housing sector that was linked to aggressive mortgage lending practices that now are unwinding and causing a credit crunch in their wake. The next step in a typical slowdown is for the Fed to ease (see Exhibit J). In fact, in order to contain the global contagion from subprime mortgage crisis, the Federal Reserve has already wisely moved to maintain liquidity by lowering its discount rate by a half-percentage point on August 17th and has maintained the federal funds rate around 5.00 percent, at least 25 basis points below the target rate of 5.25 percent. We expect the Fed to continue to promote liquidity by cutting the federal funds target rate by at least 25 basis points at the next FOMC meeting on September 18th.

In assessing the events of recent weeks, we now expect slightly slower economic growth in the second half of 2007 than we previously forecasted. We expect real GDP growth to decelerate to +2.5 percent in the second half of the year, down from our previous average rate of +2.9 percent. This will result in +2.0 percent real GDP growth for all of 2007, considerably below last year's +2.9 percent pace. Details of our economic and financial market assumptions are shown in Exhibit K.

MONETARY POLICY AND FIXED INCOME STRATEGY: fed undertakes new easing cycle

On August 17th, the Federal Reserve implemented a strategic inter-meeting action, lowering the discount rate, the interest rate that the Fed charges member banks to borrow short-term funds directly from a Federal Reserve Bank, by 50 basis points to 5.75 percent. In the wake of tighter credit resulting from the sub-prime mortgage financial crisis, the Fed's move to cut the discount rate was aimed at restoring liquidity and basic market function. The Fed made two distinct announcements that day, one addressing the reduction in the discount rate and the other updating the outlook for the economy, in which the Federal Open Market Committee stated that "downside risks to growth have increased appreciably." The FOMC added that it is "monitoring the situation and is prepared to act as needed to mitigate the adverse effects on the economy arising from disruptions in financial markets."

On August 31st, at the central bank's annual symposium in Jackson Hole, WY, Federal Reserve Chairman Ben S. Bernanke reaffirmed that the Federal Reserve will act to soothe market turmoil, if it threatens the U.S. economy. He said the Fed would "pay particularly close attention to the timeliest indicators," since data prior to August didn't capture the credit crisis.

As noted previously, market expectations are that the Fed will cut the federal funds rate target by at least 25 basis points at its September 18th FOMC meeting and by another 25 basis points in the fourth quarter. Many believe that the Fed needs to do this to get in front of the risk of recession. Fortunately, currently tame inflation gives the Fed room to maneuver.

Taxable bond yields declined during August and the yield curve steepened, as the increasing severity of deterioration within a number of lower quality mortgage sectors combined with an increase in investor concerns for riskier assets resulted in investors adding to Treasury securities. Increased anxiety regarding riskier assets, combined with a perceived lack of concern from the Federal Reserve following their August 7th meeting, caused a considerable reduction in liquidity within several lower quality areas of fixed income markets. As noted, the Fed responded to these events on August 17th by lowering the interest rate charged at its discount window by 0.5 percent, calming market fears. By month end the yield for the 2-year maturity U.S. Treasury dropped by 0.43 percent and the 30-year maturity U.S. Treasury declined by 0.10 percent to yield 4.13 percent and 4.82 percent, respectively.

The Lehman Aggregate Bond Index produced strong positive returns during August. The Treasury sector produced the highest returns for the second month in a row, significantly outperforming other sectors as investors continued to be attracted to the relative safety of the sector. The mortgage sector was the next best performing group, as government agency quality mortgage securities continued to be considered an attractive alternative to lower quality investments. The Corporate sector was the next best performing sector, as widening credit spreads caused corporate securities to lag Treasury and mortgage securities. The asset-backed securities (ABS) sector was the worst performing sector and provided negative returns on an absolute basis, as investors sold a number of different types of ABS positions due to fears of increasing defaults from higher risk consumers.

While corporate and economic fundamentals suggest the economy continues to grow, the situation within financial markets has resulted in a moderation of the pace of this growth. We believe the economic fallout from a decline in markets for mortgage securities backed by adjustable rate mortgages issued to lower credit quality borrowers will continue over the near term, and that the Fed will most likely take the necessary actions to provide liquidity to the market without providing a bailout for those investors that employed excessive leverage. As such, we continue to focus on high quality securities that have the potential to outperform as the yield curve continues to steepen. Our forecasts for U.S. Treasury interest rates are shown in Exhibit L.

The municipal yield curve also steepened during August as longer term yields rose while yields on short and intermediate term maturities were more stable. The Bond Buyer 40-Bond Index yield ended the month 14 basis points higher, at 4.91 percent, after reaching a mid-month peak of 5.07 percent, its highest level in three years, as short-term market illiquidity going into the Labor Day weekend exacerbated the sharp rise in long term yields. The rise in municipal yields reflected a continuation of the flight-to-quality resulting from the sub-prime fallout, that has caused incremental yields on longer maturity and lower credit quality bonds to widen further relative to yields on AAA rated bonds. For example, yields on longer maturity revenue bonds ended the month approximately 0.20 and 0.40 percent higher, respectively, for A rated and BBB rated revenue bonds, while yields on AAA rated general obligation issues rose approximately 0.12 percent. On a relative yield basis, municipals cheapened dramatically compared to Treasuries, resulting in their most attractive valuation levels in 18 months. Relative yield comparisons of municipals to corporates (event risk aside) are less compelling given the weakness experienced in corporates earlier in the year.

Municipals underperformed most taxable bond sectors during August. Lower risk (shorter maturity, higher credit quality) municipals outperformed higher risk (longer maturity and/or lower credit quality) bonds during the month, and intermediate municipals were the best performing maturities in the steepening yield curve environment. The prerefunded sector, which consists of bonds which have been backed by U.S. government securities, provided the strongest returns during the month, followed by the general obligation sector. Also of note is the relative outperformance of the general obligation sector over the AAA rated, insured revenue sector by 0.4 percentage points versus the more typical monthly differential of 0.1 to 0.2 percentage points. Prices on lower credit quality bonds were negatively affected by outflows from high yield municipal funds and municipal hedge funds as investors sought credit quality, while prices on longer duration bonds were negatively affected by duration extension as yields rose and callable 5.0 percent coupon bonds moved from premium to discount pricing. Among revenue sectors, the lower rated industrial revenue sector (Baa average rating) saw the greatest price depreciation during the month, followed by the hospital sector (A average rating) and the housing sector (Aa average rating). These three sectors have the longest durations amongst the Lehman revenue sectors. Price depreciation in resource recovery bonds was offset by that sector's shorter duration.

Total Returns To 8/31/07

	1 Mo.	3 Mos.	8 Mos.	12 Mos.

Lehman Index				
Aggregate	1.2%	1.8%	3.1%	5.3%
Treasury	1.6	3.2	4.3	6.0
Agency	1.4	2.3	3.7	5.7
Corporate	0.8	0.6	1.8	4.3
CMBS	1.3	1.2	2.0	4.2
Asset-Backed	-0.4	0.4	1.8	3.7
Mortgage Pass-Through	1.3	1.4	2.9	5.3
5-Year Treasury	1.8	3.8	4.9	6.3
Municipal	-0.4	-0.2	0.5	2.3
5-Year Municipal	0.8	1.5	2.3	3.5
Revenue	-1.2	-1.4	-0.7	1.4
Electric	-0.4	-0.6	-0.0	1.8
Hospital	-1.7	-2.1	-1.7	0.5
Housing	-1.5	-1.9	-1.0	1.1
IDR/PCR	-3.9	-5.9	-4.3	-1.2
Transportation	-0.6	-0.3	0.4	2.4
Education	-0.9	-0.7	-0.2	1.8
Water/Sewer	-0.5	-0.2	0.3	2.2
Resource Recovery	-0.6	-0.8	0.2	2.2
Leasing	-0.3	0.2	0.9	2.8
Special Tax	-0.6	-0.3	0.3	2.2
Insured	-0.5	-0.2	0.3	2.2
General Obligation	-0.1	0.3	1.0	2.7
Prerefunded	0.6	1.2	2.1	3.4

We believe that the recent adjustments in valuations in the municipal market will provide attractive opportunities to increase yields in portfolios, both on an absolute and relative yield basis.

FISCAL POLICY: bush housing proposals to have limited impact

On August 31st, addressing concerns that the subprime mortgage crisis could set off a further wave of defaults and foreclosures in the U.S., President Bush unveiled plans to help homeowners keep their homes and to reform the mortgage finance system. However, he made it clear that the federal government would not bail out "speculators" or those who bought a home they knew they could never afford.

The President outlined three steps to help homeowners avoid foreclosure. First, he called for Federal Housing Administration (FHA) modernization legislation. The proposal would lower downpayment requirements, allow FHA to insure bigger loans, and give FHA more pricing flexibility. The Administration will also launch a new FHA program called FHA-Secure, which will help people refinance into FHA-insured mortgages. Second, he called for changing a key housing provision of the federal tax code so it does not punish families who are forced to sell their homes for less than their mortgage is worth. Current tax law counts cancelled mortgage debt on primary residences as taxable income creating a tax burden for those who receive debt forgiveness. Finally, the President announced that the Administration will launch a new foreclosure avoidance initiative to help struggling homeowners find a way to refinance. Housing and Urban Development (HUD) and Treasury will reach out to a wide variety of groups that offer foreclosure counseling and refinancing for American homeowners (e.g., community organizations, mortgage lenders and loan servicers, FHA, and Fannie Mae and Freddie Mac).

Regarding actions to reform the mortgage finance system, Mr. Bush proposed a variety of actions to make the mortgage

industry more transparent, more reliable and fairer, including improving disclosure requirements for lenders, strengthen mortgage lending standards, and pursuing fraud and wrongdoing in the mortgage industry (i.e., predatory lending) more aggressively.

In the near term, it is expected that these proposals will have limited quantitative impact, and the cycle of higher delinquencies, tighter credit conditions and lower home prices will likely continue.

On August 23rd, the Congressional Budget Office updated its budget and economic outlook. The CBO is now projecting a deficit of $158 billion for the fiscal year ending September 30, 2007. That is down $19 billion from the $177 billion projection in March 2007 and compares with a $248.2 deficit in fiscal 2006. The improvement reflects a combination of $35 billion higher revenues expected for the year, particularly individual income tax revenue, and a $16 billion increase in outlays, mostly the effect of the enactment of some supplemental appropriations which were passed after CBO's March 2007 projections were issued.

The CBO remarked that, while in the short term the budget outlook has improved somewhat, the long-term fiscal outlook remains daunting, primarily because of rising health care costs, and the risks associated with the long-term outlook do not appear to be priced into financial markets. But, CBO added that, although the economic outlook is unclear, the most likely scenario is for continued solid economic performance.

The Treasury reported a July 2007 budget deficit of $36.3 billion, compared with a deficit of $33.2 billion in July 2006 (see Exhibit M). Total receipts increased +6.7 percent to $170.4 and outlays grew +7.2 percent to $206.8 billion. Fiscal year-to-date, the deficit is running $157.3 billion, about $82 billion lower than a year ago.

The CBO estimates that the deficit in August was $115 billion, $50 billion more than the shortfall recorded a year ago. However, without the shift of certain payments from September to August, the deficit would have been only about $7 billion above last year's level.

EQUITY INVESTMENT STRATEGY: stocks remain attractive in current environment

As a result of increasing concerns over slowing economic growth, monetary policies in the U.S. and the industrialized economies are now moving toward ease. The Federal Reserve's focus is shifting toward containing the fall-out effects from the subprime mortgage and financial liquidity issues, and away from concerns over inflation. The Fed's cut in the discount rate on August 17th was the first step in this process. Liquidity is also being injected into the financial systems in Japan, the U.K. and Euroland. We believe that slower growth will not turn into a recession because of the still-ample liquidity in the global economy and strong growth in developing countries.

With respect to the equity market, the primary issue at hand is the differentiation of the current market environment as a financial (credit) crisis rather than an economic crisis. Therefore, it can be compared to the 1998 Long Term Capital Management (LTCM)/Russian crisis and the 1987 Portfolio Insurance

upheaval. In both cases, the stock market recovered in the period after the worst of the crises, with the S&P 500 Index rising +4.8 percent three months after the nadir of the LTCM event and up +12.0 percent three months after the bottom of the Portfolio Insurance occurrence.

In the current environment, there are three major consequences of the subprime mortgage situation to consider: The impact on credit markets; the economic consequences; and influences on earnings. The debt fall-out effects of subprime loans and other real estate loans are affecting the availability of credit and impacting consumer spending. The worsening real estate slump has pushed home prices down in many regions, forced foreclosures and reduced homeowners' ability to tap equity in their homes for extra cash. In addition, the market for asset-backed securities has been substantially reduced, except for the highest credits.

The primary economic consequence is a more protracted period of subpar growth. The crisis effectively ensures that the Fed will respond by lowering interest rates, as it has already begun to do in a specialized way, and we expect it to extend the program to cuts in the federal funds rate from 5.25 percent to a range of 4.25 to 4.50 percent by year end. Even though this will be a positive support mechanism, the economy will be particularly sensitive to the health of the consumer and the jobs outlook.

Regarding the impact on earnings, some components of the financial sector will be forced to take write-downs, resulting in possibly -10 percent lower operating earnings for the group next year. Risks in the current environment, however, are reduced by the fact that U.S. commercial banks are in relatively stronger shape than they have been over the past 20 years (Exhibit N). Nevertheless, given an economic slowdown, overall earnings growth will be under pressure, which should increase the relative attractiveness of above-average earnings growth companies. In addition, valuations continue to remain attractive, as this year's market advance has been driven by higher earnings rather than an expansion in price-earnings multiples.

Our judgment is that U.S. stock market valuations continue to be relatively attractive. Given the current level of CPI inflation, the stock market's price-to-earnings ratio is within a normal range, as seen in Exhibit O. Also, with last month's strength in bonds relative to stocks, the earnings yield to bond yield spread has widened, further favoring equities (see Exhibit P).

Times of market duress typically present opportunity and we agree with Warren Buffett's comments that, "This crisis presents 'deep-pocket' long-term investors a real buying opportunity." In short, valuations are acceptable and opportunities are being presented. Strategically, Sit Investment Associates' equity strategies continue to focus on dynamic growth companies in the technology, capital investment, health care and energy-related sectors possessing strong financial characteristics. Exhibit Q highlights these features.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	08/31/07	07/31/07	05/31/07	12/31/06	12/31/05	One Month	Three Months	Eight Months	Twenty Months
Dow Jones Industrials	13357.74	13211.99	13627.64	12463.15	10717.50	+1.1%	-2.0%	+7.2%	+24.6%
S&P 500	1473/99	1455.27	1530.62	1418.30	1248.29	+1.3	-3.7	+3.9	+18.1
NASDAQ OTC Composite	2596.36	2546.27	2604.52	2415.29	2205.32	+2.0	-0.3	+7.5	+17.7
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	4.13	4.56	4.91	4.81	4.39	-43 b.p.	-78 b.p.	-68 b.p.	-26 b.p.
5-Year Notes	4.24	4.61	4.85	4.69	4.35	-37	-61	-45	-11
10-Year Notes	4.53	4.77	4.89	4.69	4.39	-24	-36	-16	+14
30-Year Bonds	4.82	4.92	5.01	4.80	4.53	-10	-19	+2	+29
AA INDUSTRIAL									
Intermediate Maturity	5.53	5.72	5.59	5.37	5.06	-19	-6	+16	+47
Long Maturity	6.23	6.27	6.02	5.76	5.58	-4	+21	+47	+65
MORTGAGES									
Current Coupon GNMA (6.00%)	5.96	6.05	5.82	5.63	5.43	-9	+14	+33	+53
MUNICIPALS									
Bond Buyer 40-Bond Index	4.91	4.77	4.70	4.61	4.77	+14	+21	+30	+14
SHORT TERM									
Fed Funds	5.11	5.27	5.28	5.21	4.18	-16	-17	-10	+93
Primary Discount Rate *	5.75	6.25	6.25	6.25	5.25	-50	-50	-50	+50
Prime Rate	8.25	8.25	8.25	8.25	7.25	--	--	--	+100
13-week Treas. Bills-Disc.	4.01	4.82	4.60	4.89	3.99	-81	-59	-88	+2

* Primary Credit Discount Rate; effective 1/9/03.

E-08/07
pp-107T.doc

Exhibit B

■ Sit Investment Associates ■

Details of Current Growth/Value Cycle

Growth Versus Value Performance Spreads
(Rolling 3-, 6-, and 12-Month Periods)

	Russell 1000 Growth vs Russell 1000 Value			Russell Midcap Growth vs Russell Midcap Value			Russell 2000 Growth vs Russell 2000 Value		
	3 Mos.	6 Mos.	12 Mos.	3 Mos.	6 Mos.	12 Mos.	3 Mos.	6 Mos.	12 Mos.
2005									
January	-2.7	-5.7	-11.8	-1.1	-2.3	-8.9	0.1	-0.8	-9.9
February	-3.4	-6.1	-12.6	-0.4	-0.1	-9.2	-0.1	2.2	-8.3
March	-4.2	-5.8	-12.0	-2.4	-2.3	-10.0	-2.8	-1.5	-8.9
April	-2.7	-5.6	-13.5	-3.4	-4.7	-13.3	-3.4	-3.5	-10.4
May	1.8	-1.5	-12.2	-1.0	-1.5	-11.6	-2.1	-2.2	-10.7
June	0.8	-3.5	-12.4	-1.3	-3.8	-10.9	-1.6	-4.5	-10.1
July	3.0	0.0	-6.0	1.3	-2.6	-5.5	1.1	-2.9	-4.1
August	-0.4	1.4	-4.7	-0.2	-1.3	-1.6	1.1	-1.2	0.9
September	0.1	1.0	-5.1	1.2	-0.1	-2.7	3.2	1.7	0.2
October	-0.2	2.8	-3.0	0.2	1.5	-3.6	0.6	1.8	-2.1
November	1.7	1.3	-0.2	1.9	1.9	0.3	1.3	2.5	0.0
December	1.7	1.9	-1.8	2.1	3.5	-0.5	0.9	4.2	-0.6
2006									
January	-2.1	-2.3	-2.4	3.9	4.1	1.7	3.9	4.4	1.7
February	-3.9	-2.2	-0.8	-0.5	1.5	0.2	1.5	2.9	1.7
March	-2.8	-1.1	-0.2	0.0	2.3	2.4	0.9	1.9	4.1
April	-3.4	-5.8	-3.1	-2.2	1.6	3.5	-1.1	2.8	5.3
May	-3.4	-7.4	-6.5	-2.6	-3.3	-1.7	-3.6	-2.4	0.0
June	-4.5	-7.5	-6.0	-4.1	-4.5	-1.2	-4.5	-4.4	0.0
July	-6.1	-9.6	-12.4	-6.4	-8.7	-5.5	-7.5	-8.9	-5.4
August	-4.1	-7.5	-10.3	-4.6	-7.2	-6.4	-5.2	-8.7	-6.7
September	-2.3	-7.0	-8.6	-2.6	-6.8	-5.2	-4.3	-8.7	-8.1
October	2.6	-4.1	-10.6	0.3	-6.7	-6.0	1.1	-7.3	-5.8
November	0.7	-3.6	-11.9	1.6	-3.4	-7.3	0.6	-5.0	-8.0
December	-2.1	-4.6	-13.2	-1.6	-4.4	-9.6	-0.3	-5.0	-10.1
2007									
January	-1.0	1.7	-9.2	-0.7	-0.5	-10.6	-1.3	-0.3	-10.5
February	-1.0	-0.3	-8.6	-2.3	-0.8	-9.0	**0.2**	**0.8**	-8.8
March	-0.1	-2.2	-9.8	-0.9	-2.6	-10.2	**1.0**	**0.8**	-8.8
April	-0.4	-1.4	-5.9	-0.2	-1.0	-8.5	**2.2**	**1.1**	-6.7
May	0.0	-1.1	-5.2	**1.3**	-1.1	-5.1	**2.3**	**2.5**	-2.7
June	**1.9**	**1.9**	-2.8	**3.1**	**2.3**	-2.4	**4.4**	**5.5**	**0.8**
July	**4.0**	**3.7**	**6.0**	**5.1**	**5.1**	**5.5**	**5.9**	**8.2**	**9.2**
August	**4.3**	**4.7**	**4.8**	**5.1**	**6.8**	**6.9**	**5.5**	**8.0**	**9.7**

Source: Sit Investment Associates, September 4, 2007

Exhibit C

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	August 2007 Return	August 2007 Rank
NON-ENERGY MINERALS	**1.4**	**17.7 ***	**4**	**26.8 ***	**2**	**17.0 ***	**2**	**-2.5**	**17**
PRODUCER MANUFACTURING	**8.8**	**4.5**	**9**	**16.6 ***	**9**	**15.3 ***	**4**	**0.7**	**12**
ELECTRONIC TECHNOLOGY	**9.9**	**2.3**	**13**	**8.6**	**15**	**16.8 ***	**3**	**3.8 ***	**1**
CONSUMER DURABLES	1.6	-8.9	18	4.9	17	-6.2	17	-1.6	15
ENERGY MINERALS	**7.5**	**30.8 ***	**3**	**24.0 ***	**4**	**15.3 ***	**5**	**0.6**	**13**
PROCESS INDUSTRIES	2.7	-2.3	15	18.3 *	7	14.4 *	6	0.9	9
HEALTH TECHNOLOGY	9.2	2.3	12	9.4	13	3.7	13	2.5 *	4
CONSUMER NON-DURABLES	6.6	5.9	8	17.8 *	8	6.1 *	10	2.5 *	3
INDUSTRIAL SERVICES	**3.1**	**38.9 ***	**1**	**11.6**	**11**	**27.0 ***	**1**	**0.9**	**10**
COMMERCIAL SERVICES	1.7	4.0	10	14.8	10	-4.6	16	-3.0	18
TECHNOLOGY SERVICES	5.5	2.2	14	10.9	12	4.7	12	0.7	11
HEALTH SERVICES	2.5	32.0 *	2	-0.6	18	8.5 *	8	3.7 *	2
CONSUMER SERVICES	5.2	-8.1	17	24.7 *	3	-0.7	15	1.0	8
RETAIL TRADE	5.3	2.5	11	6.5	16	1.2	14	2.0 *	5
TRANSPORTATION	1.8	10.9 *	6	9.2	14	5.1 *	11	-2.2	16
UTILITIES	4.0	15.1 *	5	21.6 *	5	6.3 *	9	1.7 *	7
FINANCE	19.7	6.3 *	7	19.7 *	6	-7.5	18	1.8 *	6
COMMUNICATIONS	3.5	-2.3	16	36.4 *	1	12.2 *	7	-0.6	14
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		5.0		1.4	
Groups Outperforming (cap weighted) to Total Groups		7/18		9/18		11/18		7/18	

* Group Outperformed

Source: Factset Research Systems

Exhibit D

■ Sit Investment Associates ■

The United States Ranked 26th Out of 32 World Equity Markets Year-to-Date Through August 31, 2007

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 8/31/07	Change from 12/31/2006 points	Change from 12/31/2006 percent	8/31/2007 Country Rank
Australia	456.31	55.75	13.92%	15
Austria	468.54	3.38	0.73%	29
Belgium	447.48	19.94	4.66%	24
Brazil	1397.77	330.47	30.96%	1
Canada	498.04	72.31	16.98%	9
Chile	479.95	86.27	21.91%	6
Denmark	598.13	92.43	18.28%	8
Finland	1570.23	363.60	30.13%	3
France	386.44	20.71	5.66%	22
Germany	353.68	50.88	16.80%	10
Greece	334.66	39.42	13.35%	16
Hong Kong	463.74	85.77	22.69%	5
Indonesia	144.13	16.17	12.64%	18
Ireland	612.30	-59.66	-8.88%	33
Italy	279.78	-0.85	-0.30%	30
Japan	114.20	-1.56	-1.35%	31
Malaysia	191.90	33.02	20.78%	7
Mexico	566.93	65.94	13.16%	17
Netherlands	434.25	32.41	8.07%	20
New Zealand	249.77	-9.72	-3.75%	32
Norway	461.89	59.53	14.80%	14
Philippines	185.62	25.70	16.07%	11
Portugal	312.05	41.68	15.42%	13
Singapore	289.06	39.70	15.92%	12
South Africa	339.98	20.70	6.48%	21
South Korea	314.50	73.33	30.41%	2
Spain	444.79	22.71	5.38%	23
Sweden	567.27	24.65	4.54%	25
Switzerland	594.71	17.16	2.97%	28
Taiwan	173.19	17.06	10.93%	19
Thailand	103.93	22.60	27.79%	4
United Kingdom	290.22	11.91	4.28%	27
United States	358.34	15.09	4.40%	26 ←
COMPOSITE INDICES				
Latin America	690.81	130.63	23.32%	
Western Europe	372.49	22.77	6.51%	
Asia/Pacific	156.10	9.94	6.80%	
World (ex U.S.)	262.28	19.23	7.91%	

Source: Dow Jones Company, September 4, 2007

Exhibit E

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2004			2005			2006			2007		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	84.38	-14.6%	-18.4%	81.05	-4.0%	-12.4%	84.29	4.0%	-3.2%	82.37	-2.3%	1.0%
February	84.95	-13.1	-19.4	81.81	-3.7	-11.2	85.05	4.0	2.2	82.07	-3.5	2.2
March	86.45	-10.9	-12.6	80.86	-6.5	-12.3	85.01	5.1	3.1	81.23	-4.4	-0.9
April	87.44	-9.5	-3.0	82.20	-6.0	-4.8	83.88	2.0	-2.6	79.87	-4.8	-6.0
May	88.99	-3.4	1.2	83.33	-6.4	5.8	80.63	-3.2	-13.4	79.20	-1.8	-5.6
June	87.55	-3.8	3.1	84.88	-3.1	11.9	81.51	-4.0	-9.7	78.93	-3.2	-4.8
July	86.42	-7.0	4.8	85.64	-0.9	11.3	81.94	-4.3	-5.6	77.51	-5.4	-11.8
August	86.66	-7.9	4.0	84.12	-2.9	5.6	81.18	-3.5	-9.1	77.51	-4.5	-11.1
September	86.17	-6.6	-0.6	83.71	-2.9	7.0	81.59	-2.5	-8.0			
October	84.22	-5.1	-7.4	84.98	0.9	6.8	82.36	-3.1	-3.6			
November	80.99	-8.5	-18.0	86.41	6.7	7.4	81.48	-5.7	2.1			
December	80.10	-7.1	-17.0	85.65	6.9	1.8	80.89	-5.6	-1.5			
Average	85.36	-8.2		83.72	-1.9		82.48	-1.5		79.84	-3.2	

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 8/31/07): Euro Area: +3.4% Canada: +10.3% Japan: +2.8% U.K.: +3.0% Switzerland: +1.0% Australia: +3.5% Sweden: -0.7%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciation calculations are based on month-end data.

Source: Federal Reserve Board

Exhibit F

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007
Personal Consumption Expend.	4.0%	3.7%	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%
Non-Residential Fixed Invest.	4.9	4.9	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1
Residential Investment	11.6	13.2	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.4
Inventory Change (2)	++	++	++	++	++	--	--	-	--	++	++	--	--	--
Net Exports (3)	-8.3	-12.2	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.9
Exports	9.8	12.0	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1
Imports	9.3	12.1	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	1.9
Government Spending	2.5	1.3	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9
TOTAL REAL GDP	4.1%	4.1%	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9% ←
Memo														
Pers. Cons. Exp. Plus Res. Invs.	4.5	4.3	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6
After-tax Corporate Profits	35.3	43.4	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.4

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Exhibit G

■ Sit Investment Associates ■

<u>ISI Econometric Model Suggests U.S. Employment Likely to Continue to Weaken</u>


U.S. PAYROLL EMPLOYMENT Y/Y %
Actual 2007:3Q 1.4% e
Forecast 2008:2Q 0.5%
Model Using Global Short Rates (Leading by 4 & 8 Qtrs.)
Oil (Leading by 7 Qtrs.)
G7 Bond Yields (Leading by 4 Qtrs.)
Net Worth (Leading by 4 & 8 Qtrs.)
5
4
3
2
1
0
-1
-2
-3
82
84
86
88
90
92
94
96
98
00
02
04
06
08

Source: International Strategy & Investment, September 7, 2007

Exhibit H

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Solidly Positive



90.0
80.0
70.0
60.0
50.0
40.0
30.0
Index Level
ISM Index
Prices Paid
Expansion
Contraction
63.0
52.9
Dec-85 Jun-86 Dec-86 Jun-87 Dec-87 Jun-88 Dec-88 Jun-89 Dec-89 Jun-90 Dec-90 Jun-91 Dec-91 Jun-92 Dec-92 Jun-93 Dec-93 Jun-94 Dec-94 Jun-95 Dec-95 Jun-96 Dec-96 Jun-97 Dec-97 Jun-98 Dec-98 Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07
Monthly Data through August 31, 2007

Source: Data Resources, Inc., September 4, 2007

G:\Support\Exhibits\E-08-07

Exhibit I

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +2.4%
Core: +2.2
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +4.0%
Core: +2.3
20
18
16
14
12
10
8
6
4
2
0
-2
-4
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Source: Bureau of Labor Statistics and Bloomberg, August 15th and 14th, 2007

Exhibit J

■ Sit Investment Associates ■

ISI Projects That A Mid-cycle Slowdown Is Underway

Mid-Cycle Slowdown Playing Out?

- The recovery gets rolling (1983, 1991, and 2002).
- Inflation concerns build.
- The Fed tightens preemptively (before a wage-price spiral develops).
- The economy slows (1985-1986, 1995, and 2005-2007).
- Inflation eases.
- A financial crisis occurs (Continental Illinois, Mexico, and subprime).
- The Fed eases. ← **We're here.**
- Global growth slows.
- Oil declines.
- Deflation discussions re-emerge.
- The Fed eases further.
- The economy reaccelerates with good growth prospects for a number of years with restrained inflation fears.
- Another jobless recovery unfolds.

Source: International Strategy & Investment, August 27, 2007

Exhibit K

■ Sit Investment Associates ■

Economic Assumptions

	2005				2006				2007			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.1	2.8	4.5	1.2	4.8	2.4	1.1	2.1	0.6	4.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	11.7	19.9	22.6	24.1	16.2	10.0	23.5	17.0	8.2	16.4	5.7	8.7
Consumer Price Index (Year-over-Year)	3.0	2.9	3.8	3.7	3.6	4.0	3.3	1.9	2.4	2.7	2.7	4.3
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	5.3	5.1	5.0	4.9	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.7
Prime Rate	5.4	5.9	6.4	7.0	7.4	7.9	8.3	8.3	8.3	8.3	8.2	8.0
13-week Treasury Bills-Disc.	2.5	2.8	3.3	3.8	4.4	4.7	4.9	4.9	5.0	4.8	4.4	4.2
10-year Treasury Bonds-Yield	4.3	4.2	4.2	4.5	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.9

Source: Sit Investment Associates, Inc., September 13, 2007

Exhibit L

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns
From August 31, 2007

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	5.00%	0.4%	4.37%	3.7%	5.00%	3.7%
Present YTM 4.13%	Most Likely	4.00	2.3	3.75	4.9	4.50	4.0
	Optimistic	3.00	4.2	3.12	6.1	3.00	4.8
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.88	-0.7	5.00	1.0	5.50	2.6
Present 4.24%	Most Likely	4.25	2.1	4.25	4.2	4.75	3.6
	Optimistic	3.38	6.0	3.62	7.1	3.50	5.3
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.99	-1.3	5.12	0.0	6.00	1.1
Present 4.53%	Most Likely	4.37	3.6	4.50	4.8	5.25	2.9
	Optimistic	3.49	11.0	3.75	11.0	4.00	5.9
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-7.5	5.50	-5.1	6.50	-2.3
Present YTM 4.82%	Most Likely	4.75	3.5	5.00	2.1	5.50	1.8
	Optimistic	4.00	16.7	4.12	16.9	4.50	6.4

E-08/07
pp-101.doc

Source: Sit Investment Associates, Inc.

Exhibit M

■ Sit Investment Associates ■

2007 Federal Budget Deficit Trends Compared to 2006

	Receipts			Outlays			Surplus/Deficit		
	FY2006	FY2007	Diff	FY2006	FY2007	Diff	FY2006	FY2007	Diff
October	$149.5	$167.7	$18.2	$196.8	$217.0	$20.3	$(47.3)	$(49.3)	$(2.0)
November	138.8	145.9	7.0	221.9	218.9	(3.0)	(83.1)	(73.0)	10.0
December	241.9	260.0	18.1	230.9	218.0	(12.9)	11.0	42.0	31.0
January	230.0	260.6	30.6	209.0	222.4	13.3	21.0	38.2	17.3
February	112.9	120.3	7.5	232.1	240.3	8.2	(119.2)	(120.0)	(0.8)
March	164.6	166.5	1.9	249.8	262.8	12.9	(85.3)	(96.3)	(11.0)
April	315.1	383.6	68.6	196.2	206.0	9.7	118.8	177.7	58.8
May	192.7	164.2	(28.4)	235.6	231.9	(3.6)	(42.9)	(67.7)	(24.8)
June	264.4	276.5	12.2	243.8	249.0	5.2	20.5	27.5	7.0
July	159.8	170.4	10.7	192.9	206.8	13.8	(33.2)	(36.3)	(3.2)
August	153.9			218.6					
September	283.3			227.1					
FY To Date (10 Months)	$1969.5	$2115.8	$146.3	$2209.1	$2273.1	$63.9	$(239.6)	$(157.3)	$82.4

Source: Treasury Bulletin

Exhibit N

■ Sit Investment Associates ■

The Financial Condition of Commercial Banks is Stronger Now Than In Prior Financial Crises



Banks In Good Financial Shape
Bn$
120
80
40
NET INCOME
%
10
8
6
EQUITY CAPITAL RATIO
%
16
12
8
4
RETURN ON EQUITY
%
6
5
4
3
2
LOAN DELINQUENCY RATE
250
200
150
100
50
NUMBER OF BANK FAILURES
1985
1990
1995
2000
2005
© BCA Research 2007

Source: Bank Credit Analyst, September 2007

G:\Support\Exhibits\E-08-07

Exhibit O

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through August 31, 2007
P/E Ratio
Yr/Yr% Change in CPI
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
P/E
Standard Deviation
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2007 est. operating EPS of $94.00

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

G:\Support\Exhibits\E-08-07

Exhibit P

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10 Year Treasury Note Yield


Data through August 31, 2007
16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
S&P Earnings Yield
10 Year Treas. Yield
10 Yr. Treasury Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poors, Sanford Bernstein and Sit Investment Associates, Inc

Exhibit Q

■ Sit Investment Associates ■

Equity Characteristics
August 31, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+22.8%	+29.6%	+30.6%	+12.4%	+21.5%	+9.7%	+7.2%
2008 Projected Gain	+17.8%	+25.3%	+25.9%	+11.4%	+17.2%	+7.9%	+10.6%
5-Year Projected Growth	+14.5%	+17.0%	+16.4%	+11.3%	+14.1%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.2%	+0.4%	+0.2%	+2.5%	+1.3%	+1.9%	+1.9%
Total Fund	+1.3%	+0.7%	+0.4%	+2.6%	+1.3%	+1.9%	+1.9%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+17.5%	+16.7%	+13.8%	+15.4%	+9.9%	+9.9%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	20.7x	28.2x	27.2x	16.1x	21.2x	16.5x	15.7x
2008 Calendar P/E	17.3x	21.1x	20.7x	14.2x	17.6x	15.3x	14.2x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	18.8x	21.2x	22.3x	16.6x	18.9x	N/A	16.8x
2008 Calendar P/E	16.2x	18.1x	18.7x	14.6x	16.1x	N/A	14.7x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.4x	1.7x	1.7x	1.4x	1.5x	2.1x	2.0x
2008 Calendar PEG	1.2x	1.2x	1.3x	1.3x	1.2x	1.9x	1.8x
Wtd Avg Mkt Cap ($ Billion)	$82.212	$13.024	$3.725	$81.239	$69.280	$104.028	$104.028

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates